UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2009
COMMISSION FILE NUMBER 001-33373
____________________

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)
____________________

3 IASSONOS STREET
PIRAEUS, 18537 GREECE
(address of principal executive offices)
____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes           ☐           No           ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes           ☐           No           ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           ☐           No           ☒

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is a press release of Capital Product Partners L.P., dated October 30, 2009.

This report on Form 6-K is hereby incorporated by reference into the registrant's registration statement, registration number 333-153274, dated October 1, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS, L.P.,
By:	Capital GP L.L.C., its general partner
/s/ Ioannis E. Lazaridis
Name: Ioannis E. Lazaridis
Title: Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

Dated: October 29, 2009

Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES THIRD QUARTER 2009 FINANCIAL RESULTS

Athens, Greece - October 30, 2009 – Capital Product Partners L.P. (the “Partnership”), (Nasdaq: CPLP), an international owner of modern double-hull tankers, today released its financial results for the third quarter ended September 30, 2009.

The Partnership’s net income for the quarter ended September 30, 2009 was $7.1 million or $0.28 per limited partnership unit, which is $0.04 less than the $0.32 per unit from the previous quarter ended June 30, 2009, and $0.34 lower than the third quarter last year. This drop compared to last year is primarily due to the absence of profit sharing revenues and higher interest expenses.

Operating surplus for the quarter ended September 30, 2009 was $10.7 million, less than the $11.5 million from the second quarter of 2009 and lower than the $18.7 million from the third quarter of 2008. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. (Please see Appendix A for a reconciliation of this non-GAAP financial measure to net income.)

Revenues for the third quarter of 2009 were $30.5 million compared to $36.0 million of revenues in the third quarter of 2008. There were no profit sharing revenues in the third quarter of 2009 due to the depressed spot market for both product and crude tankers throughout this period. In the third quarter of 2008 the profit sharing revenues amounted to $6.6 million.

Total operating expenses for the third quarter of 2009 were $15.3 million, including $7.2 million paid to a subsidiary of Capital Maritime & Trading Corp. (Capital Maritime), the Partnership’s sponsor, for the commercial and technical management of the fleet, $7.0 million in depreciation and $0.8 million in general and administrative expenses, compared to $13.9 million for the third quarter of 2008. Net interest expense and finance cost for the third quarter of 2009 totaled $8.1 million compared to $6.5 million for the third quarter of 2008. The increase in net interest expense and finance cost is due to the higher interest margin applicable to our loan facilities as of June 30th 2009 following the amendments to the terms of our loan agreements outlined in our press release of July 31st 2009 as well as an additional cost of $0.4 million, which is due to the increased funding costs of the banks, incurred in accordance with the terms of our loan agreements.

Tanker freight rates continued to come under pressure over the course of the third quarter 2009 reaching in certain segments of the tanker market multi year lows. Refinery utilization remains depressed as a result of the lower demand for refined products on either side of the Atlantic, which has negatively affected the demand for product tankers. The increase in the availability of spot tonnage and rising bunker prices had a further adverse affect on MR tanker spot earnings marking the worst third quarter since 1992 according to industry data. The Suezmax spot market showed pockets of strength over the third quarter compared to other tanker segments on the back of exports from former Soviet Union countries, but earnings still dropped to their lowest level for the quarter since 2002 as erratic exports out of Nigeria and decreased refinery utilization weighed heavily on earnings. The period and S&P markets continued to be illiquid with few transactions taking place at increasingly lower levels.

Ioannis Lazaridis, Chief Executive Officer and Chief Financial Officer of Capital Product Partners’ general partner, said: “As a result of our long term chartering strategy, which has insulated us from one of the most depressed tanker spot markets of the last two decades, our results for the third quarter were sustained at levels substantially above those indicated by the currently prevailing spot market tanker charter rates.”

As of September 30, 2009, the Partnership’s long-term debt remained unchanged compared to the end of 2008 at $474.0 million and partners’ equity was $158.3 million. The remaining undrawn amounts under the terms of our debt facilities currently stand at $246.0 million.

On October 26, 2009, the Board of Directors of the Partnership declared a cash distribution for the third quarter of 2009 of $0.41 per unit, which is equal to the distribution for the second quarter of 2009. The third quarter cash distribution will be paid on November 13, 2009 to unit holders of record on November 5, 2009.

Mr. Lazaridis concluded: “The tanker industry continues to face an adverse trade environment alongside a continuously tightening credit market neither of which shows any signs of near term improvement.  The depressed spot tanker market, the potential vessel deliveries for the remainder of this year and for 2010 and the outlook for global oil demand in 2009, which remains weak (expected to drop by 1.9% or -1.7 mb/d versus 2008 according to IEA), are all factors likely to have a further adverse effect on tanker vessel prices and period rates in the short- to medium- term. We would like to reiterate that we have zero capital commitments to purchase or build vessels; we have amended a number of the terms in our loan facilities and our fleet’s charter coverage for the remainder of 2009 and for 2010 stands at approximately 97% and 67%, respectively. However, the uncertain prospects for the rest of the year and the lack of tangible recovery signs for 2010 in the tanker market are all likely to have an adverse impact on our results and financial condition over time, particularly as vessels come up for rechartering.”

Capital Product Partners will host a conference call to discuss its results today at 10:00 a.m. Eastern Time (U.S.). The public is invited to listen to the conference call by dialing +1 888 935 4575 (U.S. toll free), or +1 718 354 1387 (international); reference number 3440108#. Participants should dial in 10 minutes prior to the start of the call. The slide presentation accompanying the conference call will be available on the Partnership’s website at www.capitalpplp.com. An audio webcast of the conference call will also be accessible through the website. The relevant links will be found in the Investor Relations section of the website.

About Capital Product Partners L.P.

Capital Product Partners L.P. (Nasdaq:CPLP), a Marshall Islands master limited partnership, is an international owner of modern double-hull tankers. Capital Product Partners L.P. owns 18 modern vessels, comprising 15 MR tankers, two small product tankers and one Suezmax crude oil tanker. Our vessels are under medium to long-term charters to BP Shipping Limited, Morgan Stanley Capital Group Inc., Overseas Shipholding Group and Shell International Trading & Shipping Company Ltd.

For more information about the Partnership and to access or request a copy of its Annual Report, please visit our website: www.capitalpplp.com

Forward Looking Statement:

The statements in this press release that are not historical facts, including our expectations regarding developments in the markets and their effects, the effects on our financial condition and results, the effect of our vessels coming up for rechartering and our ability to recharter such vessels, our expectations regarding oil demand, our expected charter coverage rates for 2009 and 2010, our future commitments and the effect of the amendments to our credit facilities, may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-F

Capital Product Partners L.P.
Unaudited Condensed Consolidated and Combined Statements of Income
(Notes 1-4)
(In thousands of United States dollars, except number of units and earnings per unit)

	For the three month period ended September 30,		For the nine month period ended September 30,
	2009	2008	2009	2008

Revenues	$30,498	$36,037	$94,073	$95,292

Expenses:
Voyage expenses	284	264	816	826
Vessel operating expenses - related party	7,180	6,474	21,878	18,064
Vessel operating expenses	-	-	499	3,560
General and administrative expenses	831	672	2,244	2,073
Depreciation	6,990	6,524	21,274	18,208
Operating income	15,213	22,103	47,362	52,561
Other income (expense), net:
Interest expense and finance cost	(8,410)	(6,779)	(23,800)	(18,294)
Interest income	336	319	1,201	785
Foreign currency (loss), net	(7)	7	(4)	(49)
Total other (expense), net	(8,081)	(6,453)	(22,603)	(17,558)
Net income	7,132	15,650	24,759	35,003
Less:
Net (loss)/income attributable to CMTC operations	-	-	810	(1,504)
Partnership’s net income	7,132	15,650	$23,949	$36,507
General Partner’s interest in Partnership’s net income	$143	$313	$479	$730
Limited Partners’ interest in Partnership’s net income	$6,989	$15,337	$23,470	$35,777
Net income per:
• Common units (basic and diluted)	0.28	0.62	0.95	1.52
• Subordinated units (basic and diluted)	-	0.62	0.96	1.44
• Total units (basic and diluted)	0.28	0.62	0.95	1.49
Weighted-average units outstanding:
• Common units (basic and diluted)	24,817,151	16,011,629	23,397,946	15,166,867
• Subordinated units (basic and diluted)	-	8,805,522	1,419,205	8,805,522
• Total units (basic and diluted)	24,817,151	24,817,151	24,817,151	23,972,389

Capital Product Partners L.P.
Unaudited Condensed Consolidated and Combined Balance Sheets
(Notes 1-4)
(In thousands of United States dollars, except number of shares)

	September 30, 2009	December 31, 2008
Assets
Current assets
Cash and cash equivalents	$1,219	$43,149
Short term investment	30,185	1,080
Trade accounts receivable	587	6,421
Prepayments and other assets	736	602
Inventory	-	94
Total current assets	32,727	51,346
Fixed assets
Vessels, net	644,534	718,153
Total fixed assets	644,534	718,153
Other non-current assets
Deferred charges, net	3,221	2,884
Restricted cash	4,500	4,500
Total non-current assets	652,255	725,537
Total assets	$684,982	$776,883

Liabilities and Partners’ / Stockholders’ Equity
Current liabilities
Current portion of long-term debt	$-	$-
Current portion of related party long-term debt	-	24,538
Trade accounts payable	744	477
Due to related parties	3,501	2,254
Accrued liabilities	2,165	1,150
Deferred revenue	417	3,795
Distribution payable to General Partner	3,117	-
Total current liabilities	9,944	32,214
Long-term liabilities
Long-term debt	474,000	474,000
Long-term related party debt	-	27,762
Deferred revenue	1,872	1,568
Derivative instruments	40,858	47,414
Total long-term liabilities	516,730	550,744
Total liabilities	526,674	582,958
Commitments and contingencies	-	-
Total Partners’ / Stockholders’ Equity	158,308	193,925
Total liabilities and partners’ / stockholders’ equity	$684,982	$776,883

Capital Product Partners L.P.
Unaudited Condensed Consolidated and Combined Statements of Cash Flows
(Notes 1-4)
(In thousands of United States dollars)
	For the nine month period ended September 30,
	2009	2008
Cash flows from operating activities:
Net income	$24,759	$35,003
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization	21,274	18,208
Amortization of deferred charges	304	310
Changes in operating assets and liabilities:
Trade accounts receivable	5,721	(1,495)
Due from related parties	(11)	(235)
Prepayments and other assets	(203)	(525)
Inventories	(178)	177
Trade accounts payable	940	999
Due to related parties	3,024	1,695
Accrued liabilities	1,181	324
Deferred revenue	(3,074)	(2,368)
Dry docking paid	-	(251)
Net cash provided by operating activities	53,737	51,842
Cash flows from investing activities:
Vessel advances and acquisitions	(26,150)	(247,365)
Increase of restricted cash	-	(1,250)
Purchase of short term investment	(29,105)	(25,500)
Net cash (used in) investing activities	(55,255)	(274,115)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	-	199,500
Proceeds from related party debt/financing	-	86,523
Payments of long-term debt	-	(8,080)
Payments of related party debt/financing	(23,309)	(52,463)
Loan issuance costs	(710)	(2,004)
Excess of purchase price over book value of vessels acquired from entity under common control	-	(3,755)
Dividends paid	(56,963)	(29,508)
Cash balance that was distributed to the previous owner	-	(2)
Capital contributions by Capital Maritime	40,570	19,820
Net cash used in/provided by financing activities	(40,412)	210,031

Net (decrease) in cash and cash equivalents	(41,930)	(12,242)
Cash and cash equivalents at beginning of period	43,149	19,919
Cash and cash equivalents at end of period	$1,219	$7,677

Supplemental Cash Flow information
Cash paid for interest	$22,303	$17,423
Non-cash Activities
Net book value of vessels transferred-in, M/T Agamemnon II and M/T Ayrton II less cash paid.	68,054	-
Net book value of vessels transferred-out, M/T Assos and M/T Atrotos	(70,496)	-
Net liabilities assumed by CMTC upon vessel contribution to the Partnership	31,073	74,239
Units issued to acquire vessel owning company of M/T Amore Mio II.	-	$37,739
Units issued to acquire vessel owning company of M/T Amore Mio II.	-	$10,066
Change in accrued and payable offering expenses	-	$109

Notes

(1) The unaudited condensed consolidated and combined statements of income and cash flows for the three and nine month period ended September 30, 2009 include the results of operations of:

(a)
M/T Agamemnon II and M/T Ayrton II (a 51,238dwt sister MR product tankers which were delivered to Capital Maritime on November 24, 2008 and April 10, 2009 respectively) were acquired from Capital Maritime, an entity under common control, on April 7 and April 13, 2009 respectively, as though the transfers had occurred at the beginning of the earliest period presented and

(b)	M/T Assos and M/T Atrotos up to April 6, 2009 and April 12, 2009 which were exchanged on the same date with M/T Agamemnon II and M/T Ayrton II respectively

The unaudited condensed consolidated and combined statements of income and cash flows for the three and nine month period ended September 30, 2008 include the results of operations of M/T Amore Mio II and M/T Aristofanis which were acquired from an entity under common control on March 27, 2008, and April 30, 2008, respectively, as though the transfers had occurred at the beginning of the earliest period presented.

(2) On April 7, and April 13, 2009 the Partnership acquired from Capital Maritime the shares of the vessel owning companies of the M/T Agamemnon II and M/T Ayrton II. In exchange Capital Maritime received all the shares of the vessel owning companies of the M/T Assos and M/T Atrotos, which were part of the Partnership’s fleet, and an additional cash consideration of $8,000. The amount of $23,708, which was the difference of the historic cost between these vessels, has been recorded as an increase in the partners’ equity. The cash consideration of $8,000 reduced the partners’ equity and is presented as an investing activity under vessel advances and acquisitions in the statements of cash flows for the nine month period ended September 30, 2009. The Partnership accounted for the acquisition of the vessel owning companies of the M/T Agamemnon II and M/T Ayrton II as a transfer of equity interests between entities under common control at Capital Maritime’s carrying amounts (historical cost) of the net assets contributed. In addition, transfers of equity interests between entities under common control are accounted for as if the transfer occurred at the beginning of the earliest period presented, and prior years financial statements are retroactively adjusted to furnish comparative information similar to the pooling-of-interest method of accounting.
All assets and liabilities of the vessel owning companies of the M/T Agamemnon II and M/T Ayrton II, except the vessel, the time charter agreements and necessary permits were retained by Capital Maritime.
All assets and liabilities of the vessel owning companies of the M/T Assos and M/T Atrotos, except the vessel and necessary permits were retained by the Partnership.

(3) Short term investment consists of cash time deposits with original maturities of more than three months.

(4) The Partnership adopted on January 1, 2009 the provisions of ASC 260-10-05 “Application of the Two-Class Method. ASC 260-10-05 considers whether the incentive distributions of a master limited partnership represent a participating security when considered in the calculation of earnings per unit under the two-class method. ASC 260-10-05 also considers whether the partnership agreement contains any contractual limitations concerning distributions to the incentive distribution rights that would impact the amount of earnings to allocate to the incentive distribution rights for each reporting period. The Partnership retrospectively applied the provisions of the ASC 260-10-05 to the three and nine months period ended September 30, 2008. Following the application of the above standard the Partnership’s earnings per unit for the three and nine month period ended September 30, 2008 increased from $0.56 and $1.46 per unit to $0.62 and $1.49 per unit respectively.

Capital Product Partners L.P.

Appendix A – Reconciliation of Non-GAAP Financial Measure
(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for non cash items such as depreciation and amortization expense, unearned revenue and unrealized gain and losses. Replacement capital expenditures represent those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. Operating Surplus is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by accounting principles generally accepted in the United States. The tables below reconcile Operating Surplus to net income for the three month period ended September 30, 2009.

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three month period ended September 30, 2009

Net income		$7,132

Adjustments to reconcile net income to net cash provided by operating activities

Depreciation and amortization	7,128
Deferred revenue	215	7,343
NET CASH PROVIDED BY OPERATING ACTIVITIES		14,475

Replacement Capital Expenditures		(3,806)

OPERATING SURPLUS		10,669
Recommended reserves		(286)
AVAILABLE CASH		10,383